FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	"Syngenta and ETH Zurich (Swiss Federal Institute of Technology) launch Sustainable Agroecosystems professorship"

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Syngenta Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323 media.relations@syngenta.com	Syngenta Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

ETH Zurich Rämistrasse 101 8092 Zürich Switzerland www.ethz.ch	ETH Zurich Media Relations Switzerland +41 44 632 41 41 media_relations@hk.ethz.ch	ETH Zurich Foundation Dr. Donald Tillman Switzerland +41 44 633 69 62 donald.tillman@ethz-foundation.ch joint media release
Basel/ Zurich, Switzerland, November 11, 2010

Syngenta and ETH Zurich (Swiss Federal Institute of Technology) launch Sustainable Agroecosystems professorship

•	Syngenta to donate CHF 10 million to ETH Zurich Foundation to finance new Sustainable Agroecosystems professorship at ETH Zurich

•	Partnership supports World Food System initiative of ETH Zurich

•	Professorship to advance science, education and public dialogue related to sustainable agriculture and food security

Syngenta and ETH Zurich announced today that they have entered into a partnership to launch a new professorship in the field of Sustainable Agroecosystems. Syngenta will donate CHF 10 million to ETH Zurich Foundation in order to finance a new professorship and associated research staff for the next ten years. This represents the first milestone in ETH’s strategic World Food System initiative, which aims to contribute to food security through new research initiatives.

ETH Zurich will seek a research leader who focuses on scientific approaches to maximizing agricultural output while minimizing inputs, economic losses and ecological damage. The research activities will contribute to public dialogue and provide advanced training for future leaders in the area of world food systems. A World Food System Advisory Board will be set up to further advance the initiative through the exchange of ideas and the creation of synergies. The partnership will also create a platform to leverage additional future joint projects oriented around food security and sustainable agriculture.

“Syngenta is dedicated to providing food security for a growing world population. This professorship provides a new research platform looking at a holistic view on food security and sustainable agriculture and will contribute to shaping global policy,” said Mike Mack, Syngenta CEO. “We look forward to partnering with ETH Zurich, a globally recognized university complementing our own commitment to sustainable food systems.”

“Forty years from now there will be 9 billion people in the world who need to be fed.  To meet this immense challenge there is an urgent need for more research projects and a new generation of scientists. Thanks to the partnership between Syngenta

Syngenta and ETH Zurich – November 11, 2010 / Page 1 of 2

and ETH Zurich we are able to strengthen our research endeavors towards a sustainable world food system,” said Professor Ralph Eichler, President ETH Zurich.

Syngenta scientists and several ETH professors are already working in the field of sustainable food production and processing, while addressing the environmental, economic, social and political aspects of resource management. Already in 2006 Syngenta and the ETH Zurich Foundation created a scholarship foundation for PhD students conducting research projects in the area of Plant Science.

The World Food System initiative of ETH Zurich aims to adopt an international pioneering role and produce significant results both locally and globally. The vision of this initiative is to establish several new professorships and set up a new Center of Competence for the World Food System.

About Syngenta
Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com or www.growmorefromless.com.

About ETH
ETH Zurich has come to symbolize excellent education, groundbreaking basic research and applied results that are beneficial for society as a whole. Founded in 1855, ETH Zurich has more than 15,000 students from approximately 80 countries, 3,400 of whom are doctoral candidates. Today, it offers researchers an inspiring environment and students a comprehensive education as one of the world’s leading universities for technology and the natural sciences. 21 Nobel Laureates have studied, taught or conducted research at ETH Zurich, underscoring the excellent reputation of the institute. For more information about ETH Zurich please visit www.ethz.ch/index_EN.

About ETH Zurich Foundation
ETH Zurich Foundation is a non-profit organization aiming to strengthen education and re-search at ETH Zurich. For this purpose, the Foundation is seeking donations from individuals, corporations and other organizations. Donations are focused for strategic projects of ETH, and can also include financing professorships. Further information: www.ethz-foundation.ch.

Syngenta and ETH Zurich – November 11, 2010 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	November 11, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration